SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

BLADEX REPORTS FULL YEAR NET INCOME OF $55.1 MILLION; $1.51 PER SHARE.

ACCOUNTING CLASSIFICATION OF CERTAIN SECURITIES FINANCING (REPOS) AS SALES RESULTS IN FOURTH QUARTER LOSS OF $4.3 MILLION; ACCOUNTING TREATMENT DOES NOT DECREASE CAPITAL, NOR IMPACT CASH FLOW, LIQUIDITY, OR ASSET QUALITY.

PANAMA CITY, February 13, 2009 – Banco Latinoamericano de Exportaciones (NYSE: BLX, “Bladex” or “the Bank”) today reported net income of $55.1 million and diluted earnings per share of $1.51 for the year ended December 31, 2008. These results include the impact of classifying certain securities financings (repos) as outright sales. The Bank reported diluted earnings per share of $1.98 for the year ended December 31, 2007.

Excluding the impact of the sales-accounting treatment, required by the application of Financial Accounting Standards Board (“FASB”) Statement No. 140, as well as the positive impact of (“FASB”) Statement No. 157 during a particularly volatile fourth quarter, the Bank’s net income for 2008 would have been $67.8 million, or $1.86 per share, and its fourth quarter income would have amounted to $8.4 million, or $0.23 per share.  See “Non-GAAP Disclosures and Reconciliation” in Exhibit XIII for the reconciliation between the Bank’s non-GAAP and GAAP reported income.

The Bank has regularly entered into repo arrangements as part of its financing activities.  Accounting for the repo transactions as sales did not decrease net stockholders’ equity, and had no impact on the Bank’s cash flow, liquidity, or asset quality.  Based on the structure of its new repos, the Bank does not expect the need for any further sales-accounting treatments in the future.

Annual Business Highlights

•
Commercial Division’s net operating income(1) for 2008 was $58.3 million, the highest in the last five years, representing an increase of 37% compared to 2007, mainly due to increased average loan balances during the first three quarters of the year, as well as increased lending margins.

•	Asset Management Division’s net operating income for 2008 was $12.3 million compared to $18.5 million in 2007, representing a return of 12.2% on assets under management.

•	Liquidity (2) as of December 31, 2008 was $826 million, compared to $396 million as of December 31, 2007.

•
The Bank’s Tier 1 capital ratio as of December 31, 2008 was 20.4%, compared to 20.9% as of December 31, 2007. The Bank’s leverage on these dates was 7.6x and 7.7x, respectively. The Bank’s equity consists entirely of common shares.

•
As of December 31, 2008, the Bank reported zero past due credits in its portfolio, as has been the case since 2006.  The ratio of the allowance for credit losses to the commercial portfolio was 2.8%, compared to 2.0% in September 30, 2008, and to 1.9% as of December 31, 2007.

•
After three quarters of growth, the Bank reduced its credit portfolio by $1.3 billion in the fourth quarter, as it built liquidity, collected vulnerable exposures, and/or concentrations, and preserved its strong capitalization in response to deteriorating macroeconomic conditions.

•
Treasury Division reported a net operating loss of $16.3 million in 2008, compared to net income of $10.0 million in 2007.  The 2008 results were driven by the accounting treatment related to certain securities-based financing transactions (repos), which were recorded as sales.  The Bank has routinely entered into repo transactions as part of its normal business operations, accounting for the repos as financing transactions. However, a particularly tight interbank market caused the Bank to contract some repos under new terms that resulted in the Bank receiving less cash for the value of the underlying securities (“repo haircuts” or “haircuts”) than it had under normal market conditions.  Based on the application of FASB Statement No. 140 and related guidance, the Bank determined that the repo transactions contracted under the new terms should be treated as sales of the underlying securities, rather than as financings (borrowings).

While the Bank fully expects to unwind the repo transactions at maturity and repurchase the underlying securities in March, 2009, the sales-accounting treatment of the repo transactions involved, resulted in a $25.0 million non-cash charge to earnings.

Given that the Bank accounted for changes in the fair value of both the securities portfolio and the corresponding Interest Rate Swap hedges through unrealized gains and losses in the Other Comprehensive Income account (“OCI”), the charge to earnings had no detrimental impact on the Bank’s USGAAP capital.  Furthermore, the non-cash nature of the accounting treatment signifies that liquidity was unaffected.  Finally, with the underlying securities current as to interest and principal, the Bank’s asset quality also remained unaffected.  The Bank may reverse part or all of the accounting-related charge in future reporting periods if it sells the securities at a gain, or through the maturity of the instruments.

The Bank has changed the structure of its securities financing (repos) to avoid the need for sale treatment in the future.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank's results, “Working within a challenging financial environment, Bladex achieved solid results for the year, and maintained the Bank’s strong fundamentals.  While Bladex’s performance during the first nine months of the year was strong, a deteriorating economic environment during the fourth quarter compelled us to respond decisively.  We took action by collecting on loans to vulnerable sectors and building record levels of liquidity in anticipation of a year-end crunch that thankfully did not materialize.

As part of Bladex’s efforts to strengthen liquidity, the Bank extended the tenor of its repo financings.  Given the extraordinarily tight market liquidity conditions that prevailed during the period, the extended tenors implied discounts from fair market value (“repo haircuts”) that required some of these transactions to be accounted as outright sales.  The resulting charge did not decrease the Bank’s capital and had no impact on the Bank’s liquidity, cash flow, asset quality, or any of the fundamentals underpinning the strength of our Company.

Going forward in 2009, despite a global economy undergoing significant stress, Bladex continues to generate solid business opportunities.  The Bank is leveraging its position as the premier provider of trade finance services within a less competitive environment, continuing to widen intermediation margins. In addition, Bladex’s Asset Management Division is boosting the Bank’s profitability through its consistent ability to generate positive results under a variety of market conditions.

The Bank is aware of the limitations imposed on growth by the tight liquidity conditions in the interbank markets and of the strains imposed on the portfolio by a global economic crisis that does not appear to have reached bottom yet, and that is likely to persist for some time.  Until this challenging environment begins to improve, we will continue to manage the Bank being especially mindful of the need to carefully balance risks and opportunities to best protect the interests of our shareholders and the value of Bladex’s franchise. "

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

Footnotes:

(1)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(2)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged deposits.

(3)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(4)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(5)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(6)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(7)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

Non-GAAP Disclosures and Reconciliation

This press release contains non-GAAP financial information relating to the Bank's income. The Bank believes that the presentation of non-GAAP financial information provides important supplementary information to investors regarding financial and business trends relating to the Bank's financial condition and results of operations. The non-GAAP financial measures disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from, and therefore may not be comparable to, similarly titles measures used by other companies.

The non-GAAP financial information excludes the accounting classification of certain securities financings (repos) as outright sales required by accounting rule FASB Statement No. 140, as well as the positive impact of FASB Statement No. 157.   The Bank believes that the presentation of the non-GAAP net income excluding these accounting impacts may enhance the comparability of the Bank's net income for the year ended December 31, 2008 with that of other periods because (1) the FASB Statement No. 140 accounting treatment does not decrease the Bank’s capital, nor impact the Bank’s cash flow, liquidity, or asset quality, (2) the non-GAAP information reflects the manner in which the Bank accounted for repos under historically prevalent market conditions, and (3) the non-GAAP information excludes the positive impact of FASB Statement No. 157 during an extraordinarily volatile fourth quarter 2008.

We have provided for your reference in Exhibit XIV supplemental financial disclosure for the non-GAAP financial measure of net income described above, including the most directly comparable GAAP financial measure and an associated reconciliation.  (Please refer to the long version of the fourth quarter and year 2008 results Press Release in our company’s website).

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2008, Bladex had disbursed accumulated credits of over $158 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 13, 2009 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 13, 2009.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 71407734.

For more information, please access www.bladex.com or contact:
Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8630
Fax: (507) 269-6333
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 17, 2009
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager